Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Virax Biolabs (UK) Limited	United Kingdom
Virax Biolabs Limited	Hong Kong
Virax Immune T-Cell Medical Device Company Limited	Hong Kong
Virax Biolabs Pte. Limited	Singapore
Logico Bioproducts Corp.	British Virgin Islands
Shanghai Xitu Consulting Co., Limited	PRC